Mr. Tor Meling
Glori Energy, Inc.
February 3, 2016

WILLIAM M. COBB & ASSOCIATES, INC.
Worldwide Petroleum Consultants

12770 Coit Road, Suite 907     (972) 385-0354
Dallas, Texas     Fax: (972) 788-5165
E-Mail: office@wmcobb.com

February 3, 2016

Mr. Tor Meling
Glori Energy, Inc.
4315 South Drive
Houston, TX 77053

Dear Mr. Meling:

As requested, William M. Cobb & Associates, Inc. (Cobb & Associates) has estimated the proved reserves and future net income as of January 1, 2016, attributable to certain oil and gas properties owned by Glori Energy, Inc. (Glori). The properties are located in the Coke and Quitman Fields in Wood County, Texas and the Bonnie View Field in Refugio County, Texas. This report was completed on February 3, 2016.

Table 1 summarizes our estimate of the proved oil and gas reserves and their pre-federal income tax value undiscounted and discounted at ten percent. These estimates were prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Certification Topic 932, Extraction Activities – Oil and Gas.

The values shown were determined utilizing constant oil and gas prices and operating expenses.

TABLE 1

Glori Energy, Inc. - Net Reserves and Value
In Certain Properties in Coke, Quitman, and Bonnie View Fields
as of January 1, 2016

	Net Reserves		Future Net Cash Flow
Reserve Category	Oil (MBBL)	Gas (MMCF)	Undiscounted (M$)	Discounted at 10% (M$)
PDP	593.3	42.0	5,775	4,219
PNP	101.6	9.4	1,572	544
PSI -	---	---	---	---
Total Proved	694.9	51.3	7,348	4,762

Note: Columns may not add due to rounding.

Oil volumes, which include condensate, are expressed in thousands of stock tank barrels (MBBL). A stock tank barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of

Mr. Tor Meling
Glori Energy, Inc.
February 3, 2016

standard cubic feet (MMCF) as determined at 60 degrees Fahrenheit and the legal pressure base for the specific location of the gas reserves.

Reserves in this report are attributable to proved producing wells (PDP) and proved non-producing wells (PDNP). Although proved shut-in wells (PSI) were considered, they have no reserves in this report. As requested, probable and possible reserves that may exist for these properties have not been included. This report does not include any value that could be attributable to interests in undeveloped acreage.

The future income values shown in Table 1, or in other portions of this report, are not intended to represent an estimate of fair market value. The estimates of reserves and future revenue have not been adjusted for risk.

Cash Flow Projections

Summary projections of net reserves and future net cash flow for total proved, PDP, PNP, and PSI are attached to this report in Tables 2 thru 5. Cash flow projections for each field, reserve category by field, and individual PDP, PNP, and PSI properties are found in Tables 6 thru 49. Also included in Tables 50 and 51 is a listing of all properties which provides information for individual wells regarding field, gross and net remaining reserves, net revenue, operating expense including tax, investment, undiscounted net income, and net income discounted at 10.0 percent.

SEC pricing as of December 31, 2015 was used to generate the cash flows in this report. The SEC price is the average of the “first-day-of-the-month-pricing” for the preceding 12-month period ending December 31, 2015. The SEC oil and gas prices were $50.28 per barrel and $2.58 per MMBTU respectively, and have been adjusted for estimated pricing differentials due to the nature of the hydrocarbons produced on the acreage.

Based on the revenue statements provided by Glori, the 2015 realized gas prices for the Coke and Bonnie View Fields were 82.4 and 87.5 percent of Henry Hub, respectively. Gas shrink due to fuel and NGL processing was 23.1 and 36.9 percent for the Coke and Bonnie View Fields respectively. Quitman has no gas sales. The oil differential for both the Coke and Quitman Fields was negative $1.88 per barrel. The oil differential for the Bonnie View Field was negative $0.55 per barrel after a contract renegotiation in August of 2015. After applying appropriate product differentials, the average estimated oil and gas price for 2016, for all properties, was $48.56 per barrel of oil and $2.23 per MCF of gas.

Operating expenses for each of the Coke and Quitman properties were calculated using monthly information Glori provided from December of 2014 through November of 2015. Operating expenses for the Bonnie View Field were calculated using monthly information provided by a prior operator from January of 2014 through December of 2014. The operating costs excluded overhead and some non-recurring workover expenses that could be identified. The producing properties’ operating costs, which were applied as a fixed $/well/month, were held constant for the life of each property. Three salt water disposal (SWD) wells at the Bonnie View Field were modeled with constant operating costs per barrel of water disposed of, multiplied by estimated future disposal volumes.

Mr. Tor Meling
Glori Energy, Inc.
February 3, 2016

Cash flow is defined as revenue after deduction of state severance tax, ad valorem tax, operating cost, and capital cost. The environmental consequences, if any, caused by Glori or any other operator have not been considered, nor has the cost to restore the property to acceptable conditions, as may be required by regulation, been taken into account. All economic projections are before federal income taxes and do not include any debt service incurred by Glori.

The working and revenue interests evaluated in this report were provided by Glori. These projections are based on Glori receiving the net revenue interest share of estimated future gross production. The estimates of reserves and future revenues do not include adjustments for the settlement of any historical production imbalances.

Reserve Methodology

The reserves in this report have been estimated using deterministic methods, and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We have used all assumptions, data, methods and procedures considered necessary and appropriate to prepare this report.

Estimates of remaining reserves for all the properties in this report were prepared using performance trend analysis of production data. PDP reserves are attributable to mature producing properties with established decline trends. Future production volumes were forecasted after evaluating graphs of rate versus time, rate versus cumulative production, and water cut versus cumulative oil production.

Property Discussion

All the properties in this report are located in Wood and Refugio Counties in East and South Texas, respectively. The Coke Field properties in Wood County produce from the Paluxy, Sub-Clarksville, and Hill reservoirs. The Quitman Field properties in Wood County produce from the Paluxy reservoir. The Bonnie View Field properties in Refugio County produce from Oligocene aged Frio reservoirs.

Coke Field - Over 62 percent of the total PDP value presented in this report is attributable to nine leases (17 wells) producing from the Paluxy reservoir at a depth of 6,300 feet. The top value lease contributes 21 percent of the value. The top two leases comprise 42 percent of the company’s total PDP value.

Current production for the nine economic Paluxy leases averages about 370 BOPD, 49,350 BWPD, and 10 MCFD. The Paluxy reservoir has produced with a natural water drive since discovery in 1942, therefore, present water-cut for most of the producing wells is greater than 99 percent. Most of the wells are on electric submersible pumps (ESP) to handle the high produced water volumes. Glori operates most of the active leases in the Paluxy and has a working interest of 100 percent in all the wells they operate. Net revenue interest for the majority of these leases equals or exceeds 87.5 percent.

Production from the other three active leases (three wells) in the Coke field is from the Paluxy, Sub-Clarksville, and Hill reservoirs. These wells are marginal producers and have insignificant value.

Mr. Tor Meling
Glori Energy, Inc.
February 3, 2016

Quitman Field - Over 10 percent of the total PDP value presented in this report is attributable to one lease (one well) producing from the Paluxy reservoir in the Quitman Field. The other two Quitman leases (three wells) have insignificant or zero value.

Glori operates all four Quitman wells in this report, which are producing a total of 57 BOPD and more than 1,500 BWPD. No gas sales were reported.

Bonnie View Field - Over 22 percent of the total PDP value presented in this report is attributable to two leases (two wells) producing from the Frio reservoir in the Bonnie View Field. These leases have an associated SWD well which disposes of an estimated 1,670 BWPD.

Glori operates all eight producing Bonnie View wells in this report, which average about 72 BOPD, 4,030 BWPD, and 195 MCFD. The three Bonnie View SWD wells are estimated to dispose of over 5,300 BWPD.

Professional Guidelines

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years, from known reservoirs under expected economic and operating conditions. Reserves are considered proved if economic productivity is supported by either actual production or conclusive formation tests.

The reserves included in this report are estimates only and should not be construed as being exact quantities. Governmental policies, uncertainties of supply and demand, the prices actually received for the reserves, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions in this report. Estimated reserves using price escalations may vary from values obtained using constant price scenarios. Our estimates are based upon the assumption that the properties will be operated in a prudent manner and that no government regulations and controls will be instituted that would impact the ability to recover the reserves. In any case, estimates of reserves and revenues may increase or decrease as a result of future operations.

Cobb & Associates has not examined titles to the appraised properties nor has the actual degree of interest owned been independently confirmed. The data used in our evaluation were obtained from Glori Energy, public record sources, and the non-confidential files of Cobb & Associates, and were considered accurate. Supporting work data are on file in our office.

We have not made a field examination of the properties, therefore, operating ability and condition of the production equipment have not been considered. No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages.

In evaluating available information concerning this appraisal, we have excluded from our consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and conclusions necessarily represent only informed professional judgments.

Mr. Tor Meling
Glori Energy, Inc.
February 3, 2016

Cobb & Associates is an independent consulting firm. None of our employees own an interest in these properties, and our compensation is not contingent on the results obtained or reported. The technical persons responsible for preparing the estimates presented in this report meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.

This report has been prepared for the exclusive use of Glori and may not be used by others without prior written consent. We appreciate the opportunity to be of service to you. If you have questions regarding this report, please contact us.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.
Texas Registered Engineering Firm F-84

STATE OF TEXAS
BRENDAN POTYONDY
118930
LICENSED
PROFESSIONAL ENGINEER

Brendan Potyondy, P.E.
Reserves Manager

STATE OF TEXAS
FRANK J. MAREK
52939
REGISTERED
PROFESSIONAL ENGINEER

Frank J. Marek, P.E.
President

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Attachments
Glori – CokeQuitmanBonnieView 020316.docx